Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11223
Bloomberg Pricing Power Portfolio Series
(the “Trust”)
CIK No. 1997057 File No. 333- 276730

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please revise the name of the Trust to address concerns arising from Section 35(d) of the 1940 Act that the current name could be misleading to investors. The Staff notes that the Trust’s name seems to suggest the Trust tracks an index. Please modify the name to reflect that the Trust does not track an index.

Response:The Trust has revised its name from “Bloomberg Pricing Power Portfolio Series” to “Bloomberg Pricing Power 25 Portfolio Series” to denote the companies it selects from the Bloomberg Pricing Power Index.

2.The Staff notes that the Trust’s cover page states that the Trust invests in a diversified portfolio of common stocks. Please clarify what is meant by the term “diversified.”

Response:The registrant believes that the current disclosure on the cover is accurate and appropriate for investor comprehension.

Portfolio

3.Please consider adding a clarifying sentence in the section entitled “Portfolio Selection Process” that reflects the Trust also seeks companies with strong free cash flows.

Response:In accordance with the Staff’s comments, the Trust confirms that the disclosure has been modified in the section entitled “Portfolio Selection Process” to reflect that the Trust also seeks companies with strong free cash flows.

4.The Staff notes that the Trust invests in companies listed in the Bloomberg Pricing Power Index. Please include the date that the companies were selected from the index.

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure in the section entitled “Identifying the Universe” has been modified as follows:

“We begin with the companies listed in the Bloomberg Pricing Power Index as of ___.”

5.Please consider adding a sentence in the section entitled, “Identifying the Universe” to reflect the composition of the Bloomberg Pricing Power Index.

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure in the section entitled “Identifying the Universe” has been revised to reflect the composition of the Bloomberg Pricing Power Index.

6.Please confirm that the disclosure in the section entitled “Identifying the Universe” is consistent with the disclosure listed on the Bloomberg Pricing Power Index website.

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure in the section entitled “Identifying the Universe” has been revised consistent with the publicly available information for the Bloomberg Pricing Power Index.

7.The Staff notes that free cash flow yield is used to rank companies. Please clarify if higher or lower cash flow yields result in a higher or lower ranking.

Response:In accordance with the Staff’s comment, the Trust confirms that disclosure has been added to the section entitled “Examine Financial Results” to reflect the impact of free cash flow yield on company ranking. The Trust notes that a higher free cash flow yield is preferred.

8.The Staff notes that disclosure in the section entitled “Select the Portfolio” states that the final step in selecting the Trust’s portfolio is to select an approximately equally weighted portfolio of 25 stocks with the best overall free cash flow yield rankings. Please clarify if this means the stocks are selected out of the stocks included in the Bloomberg Pricing Power Index.

Response:In accordance with the Staff’s comment, the Trust confirms that disclosure has been added to the section entitled “Select the Portfolio” to clarify where the stocks are selected.

9.The Staff notes that disclosure in the section entitled “Select the Portfolio” states that the final selections in the Trust’s portfolio are subject to a maximum 15% overweight relative to the S&P 500® Index. Please clarify what this means.

Response:In accordance with the Staff’s comment, the Trust confirms that disclosure has been revised in the section entitled “Select the Portfolio” to provide clarification as follows:

“The final selections are subject to a maximum 15% sector overweight relative to the S&P 500® Index (i.e., no sector will represent more than 15% over the weight it is represented in the S&P 500® Index). In the event that a 15% sector overweight occurs, the strategy will then select the security with the next best ranked free cash flow yield. The Trust’s strategy continues this process until the twenty-five best ranked securities from the Bloomberg Pricing Power Index that do not violate the maximum sector weighting limit are selected.”

10.Please confirm that changes are made to the disclosure consistent with prior Staff comments on the section entitled “Additional Portfolio Contents.”

Response:In accordance with the Staff’s comment, the Trust confirms that disclosure has been modified to remove the section entitled “Additional Portfolio Contents.”

11.The Staff notes that the Trust invests in companies with various market capitalizations. Please consider including disclosure about the various market capitalizations included in the Bloomberg Pricing Power Index.

Response:In accordance with the Staff’s comment, the Trust confirms that disclosure has been revised to describe the various market capitalizations included in the Bloomberg Pricing Power Index.

Risk Factors

12.Please consider disclosing any risks associated with the selection strategy described in the Portfolio section, such as a “strategy risk.”

Response:The Trust believes the current risk disclosure is accurate and appropriate for investor comprehension.

13.Please consider including a risk factor to denote the performance of the Trust will not correlate to the performance of the Bloomberg Pricing Power Index.

Response:With respect to the Staff’s comment, the Trust confirms that a risk factor has been added to illustrate that the Trust performance will not necessarily correlate to the performance of the Bloomberg Pricing Power Index.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon